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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC File Number:  000-09220
CUSIP Number:     591398 10 2

(Check One): / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q
                          / / Form N-SAR / / Form N-CSR

                  For Period Ended:  September 30, 2003
                  / / Transition Report on Form 10-K
                  / / Transition Report on Form 20-F
                  / / Transition Report on Form 11-K
                  / / Transition Report on Form 10-Q
                  / / Transition Report on Form N-SAR
                  For the Transition Period Ended: ___________________


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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.



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PART I - REGISTRANT INFORMATION

Metatec, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

7001 Metatec Boulevard
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Address of Principal Executive Office (Street and Number)

Dublin, Ohio  43017
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
/ / Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                c) The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.




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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         On October 17, 2003, Metatec, Inc. (the "Company") filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Ohio in Columbus, Ohio (the "Bankruptcy Court"), Case No. 03-65902 (the "Bankruptcy Case"). The Company reported the Bankruptcy Case in a Current Report on Form 8-K (Item 3) filed with the Securities and Exchange Commission on October 20, 2003. During the pendency of the Bankruptcy Case, the Company will continue to operate its business and manage its properties as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

         In connection with filing the Chapter 11 petition, the Company filed motions with the Bankruptcy Court seeking orders for the approval of (1) the Company receiving post-petition financing of up to $5.0 million from MTI Acquisition Corp. ("MTI"), (2) bidding procedures with respect to the sale of the Company's assets, and (3) the Company proceeding with the sale of its assets to MTI in accordance with the terms of an asset purchase agreement between the Company and MTI (referred to as the "MTI Bid"). MTI is a wholly owned subsidiary of ComVest Investment Partners II LLC ("ComVest II"), and an affiliate of Commonwealth Associates Group Holdings LLC. ComVest II is the Company's largest secured creditor.

         The MTI Bid provides that MTI would purchase substantially all of the assets of the Company for a purchase price of $10.0 million, consisting of a $9.0 million credit to ComVest II's secured-party creditor bankruptcy claim (subject to adjustment based on letter of credit obligations) and a $1.0 million cash payment to the bankruptcy estate, plus the assumption of certain indebtedness and executory contracts. If MTI is the successful bidder, it has agreed to assume the Company's obligations to repay the post-petition financing. The MTI Bid is subject to higher and better offers.

         On November 13, 2003, the Bankruptcy Court entered an Order (the "Order") which, among other things, (1) authorized the Company to proceed with a sale of its assets (the "Sale"), (2) established bidding procedures to be employed in connection with the Sale (the "Bidding Procedures"), including the approval of a break-up fee and expense reimbursement to MTI, (3) approved form and notice of the Sale, and (4) set dates for a sale hearing and deadlines for the filing of all objections to the Sale and all objections to the assumption by the Company and assignment to the successful bidder of executory contracts and unexpired leases, including any objections to cure payments proposed to be paid in connection therewith. The Bankruptcy Court has also approved the post-petition financing to the Company described above.


         The Company is soliciting higher and better offers to the MTI Bid for the purchase of its assets. As further set forth in the Order, in order to be considered a "qualified offer," an offer must comply with the Bidding Procedures and be received on
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or before 5:00 p.m. (EST) on December 15, 2003. If a qualified offer is timely received, an auction will be conducted at the offices of the Company's attorneys beginning at 10:00 a.m. (EST) on December 17, 2003. A hearing to approve the purchase agreement of the successful bidder is scheduled to be held before the Bankruptcy Court on December 18, 2003, at 10:00 a.m. (EST).

         After the assets of the Company have been sold to the successful bidder, the Company will use the sale proceeds, together with any other (if any) remaining assets, to pay administrative costs, and any remaining proceeds would be distributed to creditors in accordance with the applicable provisions of the Bankruptcy Code. At this time, based upon the purchase price the MTI Bid, the Company does not believe that it will have any cash or other assets remaining to distribute to its shareholders after making payments to its creditors. Therefore, as previously disclosed in its filings with the Securities and Exchange Commission, the Company does not anticipated that its shareholders will realize any cash or other value for their common shares of the Company.

         Consequently, given the current conditions and circumstances, the Company believes that its Form 10-Q cannot be prepared without unreasonable effort or expense, and the Company does not intend to file periodic reports until circumstances change such that periodic reports could be prepared and filed without unreasonable effort and expense. The Company does intend to continue to disclose other material information through filings on Current Reports on Form 8-K.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Lisa Imondi                           614                 761-2000
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         (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         /X/ Yes   / / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         /X/ Yes   / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         The Company's management has not made a determination as to whether or not any of the Company's assets have been impaired as a result of the Bankruptcy Case, described above. However, given the amount of the purchase price of the MTI Bid in relation to book value of the Company's assets, it is likely that the Company's assets would be impaired as a result of the Bankruptcy Case and that the Company would be required to recognize a writedown of assets under United States generally accepted accounting principles.




                                  METATEC, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 14, 2003                 By  /s/  Christopher A. Munro
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                                             Christopher A. Munro, President and
                                             Chief Executive Officer